Exhibit 99.5

VANC Pharmaceuticals Closes

Oversubscribed Non Brokered Private Placement

December 11, 2014 – VANC Pharmaceuticals Inc. (the “VANC” or “Company”) (TSXV: NPH, OTCQB: NUVPF), a pharmaceutical company focused on the Canadian generic drug and over- the-counter (“OTC”) markets, is pleased to announce that on December 10, 2014 it closed the oversubscribed non brokered private placement of 7,607,332 Units (the “Units”) of VANC at a price of

$0.15 per Unit for gross proceeds of $1,141,000.00.

Each Unit each consists of one (1) common share (the “Common Share”) and one half (1/2) transferrable share purchase warrant. Each warrant entitles the holder thereof to purchase one (1) additional Common Share on or before December 10, 2015 at a price of CDN$0.25 per Common Share.

In accordance with the policies of the TSX Venture Exchange, the Company paid a Finders’ Fee of an aggregate of $91,287.00 and issued an aggregate of 608,586 Warrants.

The securities issued are subject to the statutory 4 month hold period that expires on April 11, 2015.

Proceeds from the Private Placement will be used by VANC for commercialization of the generic drug and OTC products portfolios and general ongoing corporate and working capital purposes.

“This round of funding enables us to move our portfolio of generic drugs and OTC products into commercialization,” said Arun Nayyar, CEO of VANC. “Specifically we will be acquiring generic drug inventory and building our sales team to target pharmacy customers.”

On behalf of:

VANC Pharmaceuticals Inc.

Arun Nayyar,

President and CEO

anayyar@vancpharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.